Heineken NV

RECEIVED

2009 MAY -5 A 8: 13

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

09046141

SUPPL

date
24April 2009

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
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Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

Heineken N.V. Annual General Meeting of Shareholders adopts all items on the agenda

Amsterdam, 23 April 2009 - Heineken N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the AGM of Heineken N.V. The most important resolutions are listed below.

Dividend
The AGM approved the dividend proposal for the year 2008 of € 0.62 per share. As an interim dividend of € 0.28 was paid on 3 September 2008, the final dividend will be € 0.34 per share. The final dividend will be made payable on Monday 4 May 2009. Heineken N.V. shares will be quoted ex-dividend on Monday 27 April 2009.

Reappointment of Mr. M. Das and Mr. J.M. Hessels as members of the Supervisory Board
The AGM re-appointed Mr. M. Das and Mr. J.M. Hessels as members of the Supervisory Board for a period of 4 years (2013).
In addition Mr. Das is re-appointed as delegated member of the Supervisory Board.

Appointment of Mr. Ch. Navarre as Member of the Supervisory Board
Mr. Ch. Navarre is appointed a member of the Supervisory Board for a period of 4 years (2013).

The full list of resolutions by the AGM of Heineken N.V. of 23 April 2009 can be found under the "Investors" tab on www.heinekeninternational.com.

Editorial information:
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. The company's aim is to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. In 2008, the Company operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totalled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Investors and analysts enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Heineken N.V. Trading Update First Quarter 2009

Amsterdam, 22 April 2009 – Heineken N.V. today issued its scheduled trading update for the first three months of 2009. Better selling prices largely compensated for lower volumes, resulting, organically, in an EBIT (beia) only marginally lower.

- Revenue grew 24% to EUR3,046 million; organically, revenue declined 1%;
- Organically, EBIT (beia) decreased by low single digits, demonstrating the continued resilience of the existing business through the current recession. The effect of first time consolidations led to a total decline in EBIT (beia) in the high teens;
- Consolidated beer volume grew 12%; organically, volume declined 6.3%;
- Heineken® brand volume in the international premium segment was lower by 5.8%;
- Positive contribution from Total Cost Management (TCM) saving programme.

In the first quarter of 2009, revenue increased 24% compared with the first quarter of 2008 owing to first-time consolidations (+27%) and better pricing (+6%). This was partially offset by the financial impact of lower volume (-7%) and unfavourable exchange rate fluctuations (-2%). Organically, revenue decreased 1%.

Heineken's full-year results and volumes are far more dependent on the performance in the peak-selling season (May-August). The first quarter is the least significant in terms of volume and profitability. In 2007 and 2008, the first quarter accounted for 20% and 18% of annual consolidated beer volume respectively.

Results

Organically, EBIT (beia) decreased in the low single digits. Higher selling prices and effective cost management linked to the TCM programme contributed positively. Inflation in personnel expenses and higher depreciation were partly offset by a decline in other fixed expenses. Marketing and selling expenses as a percentage of revenue remained stable as a result of optimised marketing investments and lower media rates, which were balanced with higher marketing spending in the USA.

The TCM programme is already starting to contribute to profit via cost reduction in the supply chain. The realisation of S&N cost synergies is developing in line with expectations.

EBIT (beia) declined in the high teens, mainly as a result of first time consolidations. Exchange rate translations had a modest positive effect.

Exceptional items after tax were limited, totalling EUR11 million related to the negative fair value effect of interest swaps. The amortisation of brands amounted to EUR18 million. Net profit (beia) was lower due to higher financing costs associated with newly acquired businesses and lower EBIT (beia).

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Beer volumes

Consolidated beer volume grew 12%, due to the first-time consolidation of Scottish & Newcastle and other acquired businesses. Organically, consolidated beer volume declined 6.3% as lower volumes in Europe and the Americas were only partly offset by continued strong volume growth in Africa and, to a lesser extent, Asia-Pacific.

Organic volume was adversely impacted by a combination of factors including the global economic downturn, unfavourable weather, the continued effect of smoking bans, distributor destocking, excise duty increases and selling price increases. Consistent with its long-term strategy on building brands, Heineken will continue to maintain the price positioning of its key brands.

Volume of the Heineken® brand in the international premium segment declined 5.8% to 5.3 million hectolitres mainly due to the recession in Europe and down trading in the USA.

Priorities for 2009 and beyond

The final impact and duration of the global economic downturn remains unclear. Therefore, Heineken will maintain a rigorous focus on:

- Reducing debt through initiatives that strengthen cash generation and conversion
- Improving performance of newly acquired companies
- Reducing costs through Total Cost Management
- Maintaining the price positioning of key brands
- Increasing the efficiency and effectiveness of all marketing investments

Volume development by region

Million hectolitres	2009 First quarter	2008 First quarter	Change	Organic Change
Western Europe	9.5	6.6	43%	-9.8%
Central and Eastern Europe	9.0	9.6	-6.3%	-12%
Africa and the Middle East	4.6	4.0	16%	16%
The Americas	1.9	2.1	-8.9%	-16%
Asia Pacific	0.6	0.6	3.3%	3.4%
Consolidated beer volume	**25.6**	**22.9**	**12%**	**-6.3%**
Group beer volume	34.4	31.5	9.0%	-5.2%
Heineken® premium volume	5.3	5.7		-5.8%

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

In Western Europe, volumes declined organically across all markets. In particular, volumes in the Netherlands were affected by a substantial excise duty increase from 1 January 2009. In Italy, performance was impacted by temporary delisting by several retailers during price negotiations. Spain, France and Ireland performed relatively well versus the regional average.
The UK beer market continued to be under pressure, but cider volume grew strongly.

In Central and Eastern Europe, organic volume growth was negative across most markets. Volumes in Russia, Romania and Greece developed in line with the regional average. Poland performed better than the regional average, whilst Austria performed below the regional average.

Volume in Africa and the Middle East grew 16%. All key markets showed ongoing robust growth with strong performances in Nigeria, Egypt and the Democratic Republic of Congo.
Volume in South Africa continues to grow strongly.

In the Americas, total consolidated beer volume fell 8.9%. In the USA, volumes of the Dutch brand portfolio were lower whilst volumes of the Mexican brand portfolio grew slightly. Depletions (sales by distributors to retailers) were slightly better than sales volume. Volume across the Caribbean dropped due to lower tourist numbers whilst volume in Central America grew strongly.

Organically, consolidated beer volume grew 3.4% across the Asia Pacific region. Multi Bintang Indonesia, New Caledonia, exports and licensing all enjoyed good growth. The joint ventures, Asia Pacific Breweries and UBL (India), performed well.

Financial structure

On 17 February, Heineken obtained a fully committed two-year stand-by revolving credit facility of EUR250 million, subsequently increased to EUR375 million after syndication.
Under its European Medium Term Note (EMTN) Programme, Heineken placed 6-year 7.25% Sterling Notes for a principal amount of GBP400 million (EUR450 million) on 26 February. Most of the proceeds have been swapped into fixed-rate Euro, with an effective interest rate below 7%.
On 25 March, Heineken placed 5-year Euro Notes for a principal amount of EUR1.0 billion with a coupon of 7.125% under the same EMTN programme.
As a result of these financing activities and internally generated cash flows, Heineken has sufficient financial resources to cover debt repayments for the next 36 months.

Heineken N.V. agenda

Annual General Meeting of Shareholders (AGM)	23 April 2009
Quotation ex-final dividend 2008	27 April 2009
Final dividend 2008 payable	4 May 2009
Financial results for the first half 2009	26 August 2009
Trading update for the third quarter 2009	28 October 2009

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

2008 quarterly breakdown of beer volume and revenue

Million hectolitres	Q1 2008	Q2 2008	Q3 2008	Q4 2008
- Western Europe	6.6	12.6	13.6	11.5
- Central and Eastern Europe	9.6	15.3	15.2	10.4
- Africa & Middle East	4.0	4.4	4.6	5.1
- Americas	2.1	2.8	2.7	2.7
- Asia/Pacific	0.6	0.6	0.8	0.6
Consolidated beer volume	22.9	35.7	36.9	30.3
Group beer volume	31.5	44.5	45.8	39.7
Heineken® premium volume	5.7	7.2	7.0	6.0
Revenue (EUR million)	2,467	3,944	4,235	3,673

Heineken will host an analyst and investor conference call in relation to this trading update today at 10:00am CET/ 9.00 BST. The call will be audiocast live via the company website http://www.heinekeninternational.com/webcast/investors, and will be available for download afterwards. Analysts and investors can call in using the following telephone numbers:

From The Netherlands:
Toll Free: 0800 - 265 8528
Local line+31 (0)20 - 794 8504

From United Kingdom
Toll Free: 0800 - 358 5263
Local line: + 44 (0) 20 7190 1595

Editorial information:
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. The company's aim is to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. In 2008, the Company operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star, Strongbow, Tiger and Zywiec. In 2008, revenue totalled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

Heineken amends Agenda for Annual General Meeting of Shareholders

Amsterdam, 9 April 2009 – Heineken today announced that it has decided to amend one proposal of the agenda and to withdraw two proposals from the agenda of the Annual General Meeting of Shareholders (AGM) on 23 April 2009.

The proposal to be amended is:

- ***Item 3a) Extension and amendment of the authorisation of the Executive Board to acquire own shares***

The original proposal reflected a change in Dutch legislation, which now permits the repurchase of 50% of the issued share capital. However, given shareholder feedback and only a theoretical possibility that Heineken would take advantage of the new legislation, the proposal will be amended in such a way that the maximum number of shares that may be acquired under the authorization will remain limited to 10% of the issued share capital of the company.

The proposals to be withdrawn are:

- ***Item 4a) Adjustments to the remuneration policy for the Executive Board***

- ***Item 4b) Related amendment to the Long-Term Incentive Plan for the Executive Board***

The original proposals reflected the strengthened geographic footprint of the company and the need to remain competitive in an international context. The proposed policy maintained reward levels at the median of a revised labour market peer group. In part, this would also have entailed an increase in the maximum target levels for the Long Term Incentive Plan.

However, given the public debate regarding executive remuneration and the request to freeze the 2009 salaries of the Executive Board (marking a third successive year at the same level) the Supervisory Board has decided to withdraw the proposals. On the basis of the new peer group a revised proposal will be submitted to the General Meeting of Shareholders in 2010.

Editorial information:
Heineken N.V. is one of the world's great brewers and is committed to growth and remaining independent. The brand that bears the founder's family name – Heineken – is available in almost every country on the globe and is the world's most valuable international premium beer brand. The company's aim is to be a leading brewer in each of the markets in which we operate and to have the world's most prominent brand portfolio. In 2008, the Company operated 125 breweries in more than 70 countries and sold 162 million hectolitres of beer. Heineken is Europe's largest brewer and the world's third largest by volume. Heineken is committed to the responsible marketing and consumption of its more than 200 international premium, regional, local and specialty beers and ciders. These include Amstel, Birra Moretti, Cruzcampo, Foster's, Maes, Murphy's, Newcastle Brown Ale, Ochota, Primus, Sagres, Star,

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Strongbow, Tiger and Zywiec. In 2008, revenue totalled EUR 14.3 billion and Net Profit before exceptional items and amortisation was EUR 1.0 billion. In 2008, the average number of people employed was 56,208. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433